SAExploration Holdings, Inc.

1160 Dairy Ashford, Suite 160

Houston, Texas 77079

October 9, 2014

Via EDGAR AND FedEx

Securities and Exchange Commission

100 F. St, N.E.

Washington, D.C. 20549

Attn:    Ms. Anne Nguyen Parker, Branch Chief

Re:	SAExploration Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 3, 2014
File No. 1-35471

Ladies and Gentlemen:

SAExploration Holdings, Inc. (the “Company”) does hereby submit correspondence relating to the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter to the Company dated September 25, 2014, regarding the Annual Report on Form 10-K filed by the Company with the Commission on April 3, 2014 (the “Original Filing”), as follows:

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 2

Customers, page 7

Comment:

1. We note your disclosure that you had two customers that represented 52% of your consolidated revenue and your disclosure at page 13 relating to the risks thereto. Please revise to provide the name of any customer and its relationship, if any, with you or your subsidiaries for which sales to the customer by one or more segments, as applicable, are made in an aggregate amount equal to 10% or more of your consolidated revenues and the loss of such customer would have a material adverse effect on you and your subsidiaries, as applicable, taken as a whole. See Item 101(c)(1)(vii) of Regulation S-K. In addition, please file the agreements memorializing such relationships. See Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

October 9, 2014

Response:

As a smaller reporting company, the Company believes that the requirements to name its significant customers under Item 101(c)(1)(vii) of Regulation S-K are not applicable to the Company; that under Item 101(h)(4)(vi) of Regulation S-K, the Company is only required to disclose its dependence on one or a few major customers. However, the Company has filed an amendment to the Original Filing on the date hereof (the “Amendment”) restating the disclosure regarding the Company’s customers in Item 1, Business, of the Original Filing to name the two significant customers referenced therein for the fiscal year ended December 31, 2013, which are Talisman Sasol Montney Partnership and Pacific Rubiales Energy, and to note that those customers have master service agreements with operating subsidiaries of the Company. For your convenience, we are enclosing a marked copy of the Item 1 disclosure contained in the Amendment to note the changes from the Original Filing.

The Company has also filed the master service agreements with those significant customers as exhibits to the Original Filing. The agreement with Talisman Sasol Montney Partnership has been filed as Exhibit 10.28 to the Amendment, and the agreement with Pacific Rubiales Energy has been filed as Exhibit 10.29 to the Amendment. The Company has submitted a Confidential Treatment Request on the date hereof with respect to certain of the confidential information contained in such agreements.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned (713-816-6392) with any questions or further comments you may have.

Very truly yours,

/s/ Brent Whiteley

Brent Whiteley

Chief Financial Officer and General Counsel

Enclosure